ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1         Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the three months ended August 31, 2005.

This MD&A is prepared as of October 14, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2         Overview

Rockwell Ventures Inc. ("Rockwell" or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

Rockwell holds the Ricardo Property, a porphyry copper prospect in the Chuquicamata district of Chile. The Company is currently looking for new partners to advance exploration of the project.

The Company also holds a part interest in several exploration properties in north-central British Columbia, on which work was done in late 2005. This work yielded negative results and the properties are being allowed to lapse.

With the assistance of Hunter Dickinson Inc., the Company is also assessing new prospects for acquisition.

Ricardo Property, Chile
The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration.

Codelco is erecting housing and other infrastructure in certain areas of the Ricardo property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company’s mining rights and therefore, applied for two easements in an attempt to protect the Company’s mining rights and to receive fair compensation from Codelco. This litigation is continuing, and the Company anticipates a ruling from the Supreme Court of Chile during calendar 2006.

The most recent work on the property was completed in 2004 by Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). Rio Tinto carried out approximately 4,600 meters of drilling, distributed in 8 vertical (combined reverse circulation and diamond drill) holes on the Ricardo Project. Rio Tinto subsequently terminated its option on the property.

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

There are targets on the Ricardo property that have yet to be tested, and the Company is seeking partners to continue exploration.

British Columbia Properties
In November 2004, the Company entered into a farmout agreement with Amarc, a public company with certain directors in common with Rockwell. Pursuant to the agreement with Amarc, Rockwell was required to incur $600,000 in exploration expenditures to earn up to 50% interests in certain exploration projects, after which the companies could either form a joint venture to jointly fund further exploration on the projects or Amarc could have purchased all or any of Rockwell's earned interests in the projects for the fair value of those interests in cash or shares as valued at the time of acquisition. At December 2004, the Company had earned an interest in these properties to the extent of $600,000. These properties were the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties.

The Crystal and Hook projects are located in the Cariboo region and the M3, M4, M5, Tsil and Kal projects are located in the Prince George region. Both of these regions are located in central British Columbia. All of the projects are in areas prospective for porphyry gold-copper occurrences.

A total of 80 km of induced polarization surveys were performed on the Cariboo properties in calendar 2004. A number of anomalies were identified, and the anomalies were tested with a total of two drill holes. The Crystal property drilling yielded negative results and the property was allowed to lapse during the fiscal quarter. The Hook property drilling also yielded negative results.

During the quarter ended May 31, 2005, the Hook property was vended to Wildrose Resources Ltd., a company holding adjoining claims to the property, in consideration for Wildrose paying for the filing of assessment work and submitting a report to Amarc and Rockwell on the exploration potential of the consolidated claim group. Amarc and Rockwell had an exclusive right for 45 days after receipt of the report to acquire an option to purchase an interest in the consolidated claim group. A decision has been made not to acquire an interest in the consolidated claim group.

The Kal, M3, M4, M5 and Tsil properties were tested with 130 km of induced polarization surveys during calendar 2004. A number of anomalies were identified and tested by a total of eight drill holes during the same period. An evaluation of these results has been completed and the results do not warrant further exploration by the Company. The Company has reviewed its potential joint venture status on the properties. The properties will be held on assessment credits, and allowed to lapse at the end of the assessment periods.

Market Trends
Copper prices, which increased to an average price of US$1.30/lb in 2004, have continued to strengthen in 2005. The average copper price in 2005 to mid October is US$1.58/lb.

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2005	2004	2003
Current assets	$580,530	$1,895,141	$121,756
Mineral properties	46,857	46,857	46,857
Other assets	32,190	32,190	28,935
Total assets	659,577	1,974,188	197,548

Current liabilities	29,976	33,406	256,003
Shareholders’ equity (deficiency)	629,601	1,940,782	(58,455)
Total liabilities and shareholders’ equity	$659,577	$1,974,188	$197,548

	Years ended May 31
Operations	2005	2004	2003

Exploration	$920,902	$525,619	$482,256
Foreign exchange loss (gain)	3,105	(34,856)	(12,936)
Legal, accounting and audit	80,078	48,402	25,297
Office and administration	285,618	325,178	242,081
Shareholder communications	19,896	16,987	55,519
Travel and conference	30,293	49,325	34,125
Trust and filing	22,795	33,139	8,734
Subtotal	1,362,687	963,794	835,076
Gain on sale of marketable securities	(6,138)	(9,645)	–
Interest income	(17,854)	(28,151)	(2,368)
Other	135,486	25,000	21,600
Subtotal	1,474,181	950,998	854,308
Stock-based compensation	11,513	445,020	–
Loss for the period	$1,485,694	$1,396,018	$854,308

Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	93,504,487	70,978,179	54,949,229

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Results of Operations

The loss for the three month period ended August 31, 2005 decreased to $154,774 from $278,202 in the comparable period in the prior year due to a smaller write down of marketable securities.

Exploration expenses (excluding exploration-related stock-based compensation) were $36,737 for the first quarter of fiscal 2006 compared to $83,644 for the first quarter of fiscal 2005. Exploration expenses incurred during the quarter were mainly for site activities at Minera Ricardo. The Company continues to evaluate properties for exploration. During the quarter, the Company incurred $26,288 on property investigations.

Write-down of marketable securities for the first quarter of fiscal 2006 decreased to $17,461 from $111,452 in the comparable quarter in the previous year due to a smaller decline in the value of Taseko Mines Limited common shares held by the Company as marketable securities.

There was no stock-based compensation expense for the quarter as no options were granted during the three months ended August 31, 2005 and all outstanding options had vested with optionees.

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Aug 31,	May 31,	Feb 28,	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31
	2005	2005	2005	2004	2004	2004	2004	2003	2003
Current assets	$ 429	$ 581	$ 769	$ 1,505	$ 1,611	$ 1,895	$ 2,967	$ 89	$ 93
Mineral properties	47	47	47	47	47	47	97	47	47
Other assets	32	32	32	32	32	32	29	29	29
Total assets	508	660	848	1,584	1,690	1,974	3,093	165	169

Current liabilities	33	30	–	17	22	33	666	472	355
Shareholders’ equity (deficiency)	475	630	848	1,567	1,668	1,941	2,428	(308)	(186)
Total liabilities and shareholders’
equity	508	660	848	1,584	1,690	1,974	3,093	164	169

Working capital (deficit)	396	551	769	1,488	1,589	1,861	2,302	(383)	(262)

Expenses
Foreign exchange(gain) loss	1	–	(42)	30	15	(13)	(22)	–	1
Legal, accounting and audit	6	37	17	24	2	18	15	14	1
Office and administration	66	59	100	65	62	73	109	97	46
Property investigation	26	–	–	–	–	–	–	–	–
Shareholder communications	1	1	14	4	1	2	8	6	–
Travel and conference	1	27	–	–	3	20	29	–	–
Trust and filing	1	1	17	4	1	2	22	8	1
Subtotal	102	125	106	127	84	102	161	125	49
Exploration	37	116	675	46	84	384	(18)	79	80
Subtotal	139	241	781	173	168	486	143	204	129
Gain on sale of marketable
securities	–	–	(6)	–	–	(10)	–	–	–
Interest income	(1)	(2)	(3)	(7)	(6)	(12)	(15)	–	(2)
Write down of marketable
securities	17	20	–	4	111	25	–	–	–
Subtotal	155	259	772	170	273	489	128	204	127
Stock-based compensation	–	3	1	3	5	81	364	–	–
Loss for the period	$ 155	$ 262	$ 773	$ 173	$ 278	$ 570	$ 492	$ 204	$ 127

Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)

Weighted average number of
common shares outstanding
(thousands)	94,456	94,218	93,747	93,233	92,826	92,816	80,437	55,208	55,199

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6         Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At August 31, 2005, the Company had working capital of approximately $396,000, which is sufficient to fund its current commitments and planned expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

The Company had no commitments for capital expenditures as of August 31, 2005.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8         Off-Balance Sheet Arrangements

None.

1.9         Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned by nine public companies, one of which is Rockwell. HDI carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $66,624 in the first quarter of fiscal 2006, compared to $31,676 for the comparable period in fiscal 2004. This increase was attributable to additional office and administrative activities provided by HDI.

During the first quarter of fiscal 2006, the Company paid $3,850 to Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company.

1.10        Fourth Quarter

Not applicable.

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11        Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12         Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13         Changes in Accounting Policies including Initial Adoption

None.

1.14         Financial Instruments and Other Instruments

None.

1.15         Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1      Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

                 The required disclosure is presented in notes 5 and 6 of the accompanying financial statements.

(b) expensed research and development costs;

                 Not applicable.

(c) deferred development costs;

                 Not applicable.

(d) general and administration expenses;

                 The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

                 None.

ROCKWELL VENTURES INC.
THREE MONTHS ENDED AUGUST 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Disclosure of Outstanding Share Data

The following details the share capital structure as at October 14, 2005, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				94,455,775

Share purchase options	May 19, 2006	$ 0.08	110,000
	September 28, 2007	$ 0.10	505,000	615,000

Warrants	December 31, 2005	$ 0.10	35,900,000	35,900,000